FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release- Telefonica submits for approval a mandatory tender offer over Cesky Telecom's free float at CZK 456.00 per share	3

PRESS RELEASE

30/06/2005

TELEFONICA SUBMITS FOR APPROVAL A MANDATORY TENDER OFFER OVER CESKY TELECOM'S FREE FLOAT AT CZK 456.00 PER SHARE

Madrid, 30th 2005. - In accordance with Czech law on mandatory offers, Telefonica has submitted today to the Czech Securities Commission for its approval a mandatory tender offer on 48.9% of the shares of Cesky Telecom. Telefonica has the obligation to launch such a tender offer following the acquisition of a 51.1% stake in the company on June 16th.

The price proposed by Telefonica, as set forth in the draft bid document, amounts to CZK 456.00 for each share in Cesky Telecom, to be paid in cash.

The proposed tender offer is subject to approval from the Czech Securities Commission and shall be published after such approval has been granted.

For further information

Press Office

Gran Vía, 28- 3 Planta

28013- Madrid

Tel: + 34 91 584 09 20

Fax: + 34 91 532 71 18

e - mail: prensa @ telefonica.es

http://www.telefonica.es/saladeprensa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 1st, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors